Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K. References herein to our certificate of incorporation and bylaws refer to our certificate of incorporation and bylaws as so amended and restated. Because this is only a summary, it may not contain all the information that is important to you.

General

Our authorized capital stock consists of 700,000,000 shares of Class A common stock, par value $0.001 per share, 100,000,000 shares of Class B common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

We have two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has one vote per share. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except as otherwise required by applicable law and except in connection with amendments to our certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of either class so as to affect the holders of such shares adversely.

Voting

Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders. The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class B common stock will be entitled to receive ratably our remaining assets available for distribution, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Full Paid and Non-Assessable

All shares of our Class A common stock and Class B common stock outstanding are fully paid and non-assessable. The Class A common stock and Class B common stock are not subject to further calls or assessments by us.

Rights and Preferences

Holders of shares of our Class A common stock do not have preemptive, conversion, subscription or redemption rights. Holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. Shares of our Class B common stock are convertible into shares of our Class A common stock.

There are no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. The rights powers, preferences and privileges of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Transfer Restrictions and Conversion of Class B Common Stock

Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a “Permitted Transfer.” We refer to a transferee of shares of Class B common stock received in a Permitted Transfer as a “Permitted Transferee.” In accordance with our certificate of incorporation, a “Permitted Transfer” generally includes any transfer of Class B common stock (i) approved in advance by our board of directors; (ii) to a family member of the holder; (iii) to certain entities owned by the holder or certain trusts (each, a “Permitted Entity”); (iv) upon a holder’s death by will, intestate succession or operation of law; or (v) by a Permitted Entity to a family member of the holder or any other Permitted Entity of the holder.

As provided in our certificate of incorporation, with respect to each holder of Class B common stock (and any subsequent Permitted Transferee) (a “Qualified Stockholder”), such holder’s shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis pursuant to the two-year conversion schedule set forth in our certificate of incorporation. We refer to the date of issuance of the relevant shares of Class B common stock as the “Class B Issuance Date.” With respect to each holder being issued shares of Class B common stock on the Class B Issuance Date, 25% of such holder’s shares of Class B common stock will convert into shares of Class A common stock on each of the following dates: (i) the date that is 6 months after the Class B Issuance Date; (ii) the date of the one-year anniversary of the Class B Issuance Date; (iii) the date that is 18 months after the Class B Issuance Date; and (iv) the date of the two-year anniversary of the Class B Issuance Date.

If the conversion of any shares of Class B common stock would result in the conversion of any fractional share, the number of shares so converted will be rounded down to the nearest whole number. Notwithstanding the foregoing conversion terms, our board of directors may accelerate the conversion of all or any portion of Class B common stock to earlier times, including to permit participation of holders of Class B common stock in underwritten secondary public offerings or for any other reason.

Preferred Stock

No shares of preferred stock are currently issued or outstanding. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Annual Stockholders Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation and bylaws contain, and the Delaware General Corporation Law (“DGCL”) contains, provisions that are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Guardian by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange (“NYSE”). These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

We are governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the directors or the chairman of the board of directors. Our certificate of incorporation and bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of Guardian.

Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholders’ nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Guardian.

Stockholder Action by Written Consent

Our certificate of incorporation provides that so long as we are a “controlled company” within the meaning of the rules or regulations of any stock exchange applicable to the Company, any action required or permitted to be taken by our stockholders may be effected by written consent. Our certificate of incorporation provides that, after we cease to be a “controlled company,” our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. This provision may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Choice of Forum

Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL or our certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, unless we consent to the selection of an alternative forum, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. However, we believe such forum selection provision would not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended.

Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty or other act or omission as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, to any director for any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, for any transaction from which the director or officer derived an improper personal benefit, or to any officer in any action by or in the right of the corporation.

Our bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock and Class B common stock is Computershare Trust Company.

Listing

Our Class A common stock is listed on NYSE under the symbol “GRDN.”